Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 17 AUGUST 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 400,000 SHARES AT AN AVERAGE PRICE OF 368.00 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 1,670,000 TREASURY SHARES IN TREASURY AND HAS 629,088,729 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 16 AUGUST 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 260,000 SHARES AT AN AVERAGE PRICE OF 377.53 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 1,270,000 TREASURY SHARES IN TREASURY AND HAS 629,454,054 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 14 AUGUST 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 250,000 SHARES AT AN AVERAGE PRICE OF 394.21 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 760,000 TREASURY SHARES IN TREASURY AND HAS 629,964,054 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 260,000 SHARES AT AN AVERAGE PRICE OF 381.72 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 260,000 TREASURY SHARES IN TREASURY AND HAS 630,464,054 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

ELECTRONIC COMMUNICATIONS

COPIES OF THE SHAREHOLDER CIRCULAR AND FORM OF ELECTION IN RESPECT OF ELECTRONIC COMMUNICATIONS, AS SET OUT UNDER THE COMPANIES ACT 2006, HAVE BEEN SUBMITTED TO THE UK LISTING AUTHORITY.

THESE WILL SHORTLY BE AVAILABLE FOR INSPECTION AT THE UK LISTING AUTHORITY'S DOCUMENT VIEWING FACILITY WHICH IS SITUATED AT:

FINANCIAL SERVICES AUTHORITY
25 THE NORTH COLONNADE
CANARY WHARF
LONDON
E14 5HS
TEL. NO. (0)20 7066 1000

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	19	9	1,886
JOHN O'REILLY	19	9	1,886
PDMRs			
MIKE O'KANE	19	9	1,886
MICHAEL NOBLE	19	9	1,886
RICHARD AMES	19	9	142

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 6 AUGUST 2007 AT 394.50P PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 13 AUGUST 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 250,000 SHARES AT AN AVERAGE PRICE OF 392.54 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 510,000 TREASURY SHARES IN TREASURY AND HAS 630,214,054 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 15 AUGUST 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 250,000 SHARES AT AN AVERAGE PRICE OF 384.49 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 1,010,000 TREASURY SHARES IN TREASURY AND HAS 629,714,054 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

END